June 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	StemCells, Inc. – Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-211543)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), StemCells, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-211543), together with all exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest possible practicable date hereafter. It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless it receives notice from the Commission within fifteen days of the date hereof that it will not be granted.

The Registration Statement was originally filed with the Commission on May 23, 2016 and has not been declared effective by the Commission. The Company is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Company believes the withdrawal to be consistent with the public interest and the protection of investors. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account.

7707 Gateway Boulevard Newark, CA 94560 USA

T +1 (510) 456-4000 ? F +1 (510) 456-4001

www.stemcellsinc.com

June 6, 2016

If you have any questions or comments or require further information regarding this application for withdrawal of the Registration Statement, please do not hesitate to contact the Company’s legal counsel, Marko Zatylny of Ropes & Gray LLP at (617) 951-7980 or the undersigned at (510) 456-4000.

Sincerely,

StemCells, Inc.

/s/ Kenneth Stratton
Name:	Kenneth Stratton
Title:	General Counsel